Skadden, Arps, Slate, Meagher & Flom LEVEL 13

Resident Partner

Adrian Deitz
Admitted in New York
  --------------------------------
Registered Foreign Lawyer in
New South Wales Entitled to
Practive Foreign Law Only

DIRECT DIAL
+61 (0)2 9253 6015
DIRECT FAX
+1 917 777 6005
EMAIL ADDRESS
Adrian.Deitz@SKADDEN.COM

131 MACQUARIE STREET SYDNEY, NEW SOUTH WALES 2000 ______ TEL: (61-2) 9253-6000 FAX: (61-2) 9253-6044 www.skadden.com February 17, 2009
FIRM/AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
TOKYO
TORONTO
VIENNA

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Messrs. Paul Dudek and Michael Coco

RE:	Commonwealth of Australia –Registration
Statement on Schedule B

Ladies and Gentlemen:

On behalf of our client, the Commonwealth of Australia (the "Registrant"), we hereby electronically transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), the registration statement of the Registrant on Schedule B (the "Registration Statement").  Concurrently with the transmission of the Registration Statement, on behalf of our client, we are submitting a written request for a letter of no objection from the staff of the Commission to permit the Registrant to utilize the shelf offering procedures set forth in SEC Releases No. 33-6240 and 33-6424 with respect to the Registration Statement.

Under the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding (the "Guarantee Scheme"), eligible authorised deposit-taking institutions ("ADIs") may apply to have eligible senior unsecured debt securities ("ADI Debt Securities") guaranteed by the Registrant.  In its discretion, the Registrant may issue "Eligibility Certificates" evidencing that ADI Debt Securities are guaranteed under the Guarantee Scheme, creating what we refer to as the Guarantee.  The Registration Statement covers the Guarantee of ADI Debt Securities under the Guarantee Scheme.  Such ADI Debt Securities will be registered under the Securities Act on a registration statement of the relevant ADI.  No separate consideration will be paid for the Guarantee.  The Guarantee is not severable from the ADI Debt Securities to which it applies.

Office of International Corporation Finance
Division of Corporate Finance
Securities and Exchange Commission
February 17, 2009

Please note that the amount of US$1.00 in payment of the applicable registration fee was sent by wire transfer to the Commission on February 12, 2009.

Please call me at 011-612-9253-6015 should you have any questions or require any additional information.

Very truly yours,

/s/ Adrian J.S. Deitz

Adrian J.S. Deitz

cc:        John Williams
John Scala
Australian Government Solicitor

Kerstin Wijeyewardene
Jacky Rowbotham
Matthew Burston
The Department of the Treasury of the Commonwealth of Australia